Exhibit 4.1
EXODUS MOVEMENT, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of capital stock of Exodus Movement, Inc. (the “company,” “we,” “us” and “our”) summarizes certain provisions of our certificate of formation and our bylaws. The description is intended as a summary, and is qualified in its entirety by reference to our certificate of formation and our bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K.

Our authorized capital stock consists of: (i) 300,000,000 shares of Class A common stock, $0.000001 par value per share; (ii) 27,500,000 shares of Class B common stock, $0.000001 par value per share; and (iii) 5,000,000 shares of preferred stock, $0.000001 par value per share.

Common Stock

Voting Rights

Our authorized common stock is divided into two series, denominated as “Class A common stock” and “Class B common stock.” Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share. Holders of Class A common stock and Class B common stock will vote together (and not as separate classes) on all matters (including the election of directors) submitted to a vote of shareholders or for the consent of the shareholders, unless otherwise required by law or our certificate of formation.

Texas law could require holders of Class A common stock or Class B common stock to vote separately, on a series-by-series basis, if we were to seek to amend our certificate of formation in a manner that alters or changes the powers, preferences or special rights of a series of our common stock in a manner that affects its holders adversely, but does not so affect the common stock as a whole, or if we take an action where a separate vote of either of the Class A common stock or the Class B common stock is prescribed by the explicit terms of our certificate of formation.

Holders of our Class A common stock and Class B common stock are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the voting power of our Class A common stock and Class B common stock, voting together as a single voting class, will be entitled to elect all of the directors standing for election, if they so choose.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of formation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred.

All shares of Class B common stock will convert automatically into shares of Class A common stock upon the date on which the Class B common stock ceases to represent at least 10% of the total voting power of our outstanding common stock.

Shares of Class B common stock that are converted into shares of Class A common stock are retired and may not be reissued.

Dividends

Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of our Class A common stock and Class B common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Shares of Class A common stock and Class B

Exhibit 4.1
common stock shall be treated equally, identically and ratably, on a per share basis, with respect to any distribution paid or distributed by the company, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the then outstanding shares of Class B common stock and by the affirmative vote of the holders of a majority of the then outstanding shares of Class A common stock, each voting separately as a class; provided, however, if a dividend is paid in the form of Class A common stock or Class B common stock, then holders of Class A common stock shall receive Class A common stock and holders of Class B common stock shall receive Class B common stock.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our Class A common stock and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Except as described above, holders of Class A common stock and Class B common stock have no preemptive, conversion, subscription or other rights (other than the right of a holder of shares of Class B common stock to convert such shares into an equal number of shares of Class A common stock), and there are no redemption or sinking fund provisions applicable to Class A common stock or Class B common stock. The rights, preferences and privileges of the holders of Class A common stock and Class B common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A common stock or Class B common stock.

Anti-Takeover Provisions

The provisions of the Texas Business Organizations Code (the “TBOC”), our certificate of formation and our bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions are summarized below.

Texas Anti-Takeover Statute

In general, Section 21.606 of the TBOC prohibits a publicly held Texas corporation from engaging in a business combination, such as a merger, sale or lease of assets, issuance of securities or similar transaction by a corporation or subsidiary, directly or indirectly, with an affiliated shareholder, or any affiliate or associate of the affiliated shareholder, including a person or group who beneficially owns 20% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested shareholder, unless the business combination or the purchase or acquisition of shares made by the affiliated shareholder on the affiliated shareholder’s share acquisition date is approved by the board of directors of the issuing public corporation before the affiliated shareholder’s share acquisition date or the business combination is approved, by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the issuing public corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a meeting of shareholders called for that purpose not less than six months after the affiliated shareholder’s share acquisition date. Section 21.606 of the TBOC permits corporations, in their certificate of incorporation, to opt out of the protections of Section 21.606 of the TBOC. Our certificate of formation provides that we have elected not to be subject to Section 21.606 of the TBOC.

Exhibit 4.1
Certificate of Formation and Bylaws Provisions

Our certificate of formation and our bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or related policies, including the following:

•Special Meetings of Shareholders. Our certificate of formation and our bylaws provide that special meetings of our shareholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer or president or the holders of not less than 50% (or the highest percentage of ownership that may be set under the TBOC) of the shares entitled to vote at the special meeting.

•Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide advance notice procedures for shareholders seeking to bring business before our meetings of shareholders or to nominate candidates for election as directors at our meetings of shareholders. Our bylaws also specify certain requirements regarding the form and content of a shareholder’s notice.

•No Cumulative Voting. The TBOC provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of formation provides otherwise. Our certificate of formation and bylaws do not provide for cumulative voting.

•Issuance of Undesignated Preferred Stock. Our board has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.

•Choice of Forum. Our bylaws provide that, to the fullest extent permitted by law, the Texas Business Court in the Eleventh Division (the “Texas Business Court”) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the company; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, shareholder, officer or other employee of the company to the company or the company’s shareholders; (iii) any action asserting a claim against the company or any current or former director, officer or other employee of the company arising pursuant to any provision of the TBOC, the certificate of formation or the bylaws (as each may be amended from time to time); and (iv) any action asserting an “internal entity claim” (as defined in Section 2.115 of the TBOC) or (vi) any other action or proceeding in which the Texas Business Court has jurisdiction. This exclusive forum provision does not apply to claims as to which the Texas Business Court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), claims that are vested in the exclusive jurisdiction of a court or forum other than the Texas Business Court, or claims for which the Texas Business Court does not have subject matter jurisdiction. In addition, our bylaws provide that the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

•Waiver of Jury Trial. Our bylaws provide that, unless the company consents to a jury trial, each shareholder, director and officer of the company irrevocably and unconditionally waives any right to a trial by jury in any legal action, proceeding, cause of action, counterclaim, cross-claim or third-party claim arising out of an “internal entity claim” (as defined in Section 2.115 of the TBOC) and to the fullest extent permitted by applicable law, any other legal action, proceeding, cause of action, counterclaim, cross-claim or third-party claim within the scope of the exclusive forum provision.

In addition, our certificate of formation and our bylaws include a number of provisions that become effective only after the date on which the Class B common stock ceases to represent at least 50% of the total voting power of our outstanding capital stock (the “Class B Threshold Date”), including the following:

•Board Vacancies. Our bylaws and certificate of formation authorize our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. After the Class B Threshold Date, except as otherwise provided by the TBOC, such vacancies may only be filled by the

Exhibit 4.1
directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by our board of directors.

•Classified Board. Our certificate of formation provides that after the Class B Threshold Date, our board of directors shall be classified into three classes of directors.

•Directors Removable Only for Cause. Our certificate of formation provides that after the Class B Threshold Date shareholders may remove directors only for cause and only by the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding voting securities of the company, voting together as a single class.

•Supermajority Requirements for Amendments of Our Certificate of Formation and Bylaws. Our certificate of formation further provides that, after the Class B Threshold Date, the affirmative vote of holders of at least 66 2/3% of our outstanding shareholder voting power is required to amend the certificate of formation. After the Class B Threshold Date, the affirmative vote of holders of at least 66 2/3% of our outstanding shareholder voting power is required for the shareholders to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

•Shareholder Action. Our certificate of formation provides that after the Class B Threshold Date, our shareholders may take action by written consent only if such consent is a unanimous consent of the shareholders.